RECEIVED MAR - 1 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 158

04015043

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27507

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF **12/31/03** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

CHICAGO INVESTMENT GROUP OF ILLINOIS, LLC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 South LaSalle Street, Suite 850
(No. and Street)

Chicago	**Illinois**	**60603**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George E. Reilly	**(312) 857-1284**
(Name)	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 3520	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

CHICAGO INVESTMENT GROUP OF ILLINOIS, LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

as of December 31, 2003

AVAILABLE FOR PUBLIC INSPECTION

OATH OR AFFIRMATION

I, **George E. Reilly**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Chicago Investment Group of Illinois, LLC** as of **December 31, 2003** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

President
Title

Subscribed and sworn to before me this

26 day of February, 2004

OFFICIAL SEAL
PHILIP C RYAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/20/04

[signature]
Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Member of
Chicago Investment Group of Illinois, LLC

We have audited the accompanying statement of financial condition of Chicago Investment Group of Illinois, LLC as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Chicago Investment Group of Illinois, LLC as of December 31, 2003, for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 24, 2004

CHICAGO INVESTMENT GROUP OF ILLINOIS, LLC

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2003

ASSETS

Cash in bank	$	27,380
Receivables from and deposits with brokers and dealers		242,517
Securities owned, at market		16,748
Other receivables		9,150
Receivables from employees		34,368
Receivable from affiliate		5,422
Equipment and leasehold improvement (net of accumulated depreciation and amortization of $4,777)		4,554
Investment in affiliate		30,000
Other assets		8,426
	$	378,565

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Commissions payable	$	94,212
Accounts payable and accrued expenses		24,604
		118,816
Member's Equity		259,749
	$	378,565

See accompanying notes.

CHICAGO INVESTMENT GROUP OF ILLINOIS, LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
as of December 31, 2003

1. Organization and Business

Chicago Investment Group of Illinois, LLC (the "Company"), an Illinois limited liability company (formerly Chicago Investment Group, Inc. ("CIG"), an Illinois corporation), was organized on December 31, 2001. On February 15, 2002, CIG was merged with and into the Company. All of CIG's outstanding shares were converted into 100% of the membership interests of the Company. The Company continued all of CIG's operations as the surviving entity and acquired all of its assets and assumed all of its liabilities. The Company is a broker-dealer registered with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers. The Company conducts business primarily with retail customers and introduces that business on a fully-disclosed basis to a clearing broker.

2. Summary of Significant Accounting Policies

Depreciation
Depreciation of furniture and equipment is computed using an accelerated method for financial reporting, and straight-line and accelerated methods for income tax purposes.

Income Taxes
No provision has been made for federal income taxes for the period January 1, 2003 through December 31, 2003 as the taxable income or loss of the Company is included in the income tax return of the sole member.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Fair Value of Financial Instruments

Securities owned and securities sold, not yet purchased are reflected in the statement of financial condition at market value, with related unrealized gain or loss included in net trading loss in the statement of operations. As the Company operates as a broker-dealer, all financial instruments are stated at a value that approximates fair value.

4. Commitment

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The lease is subject to an escalation clause based on the operating expenses of the lessor.

Additionally, the Company has an obligation under a lease for which it has sub-leased the space to an unrelated party under the original terms of the lease. The lease is subject to an escalation clause based on the operating expenses of the lessor. The sub-lessee makes all payments required under the lease directly to the lessor.

The approximate minimum annual rental commitments under these non-cancelable leases are as follows:

Year ending December 31,		Amount
2004	$	265,000
2005		219,000
2006		139,000
	$	623,000

5. Related Party Transactions

At December 31, 2003, the Company had an investment of $30,000 in an affiliated company related by common ownership. The Company had a receivable from this affiliate totaling $5,422.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and 2/3% of "aggregate indebtedness", as defined.

At December 31, 2003, the Company had net capital and net capital requirements of $165,317, and $100,000, respectively.

7. Contingencies

In the normal course of business, the Company is subject to regulatory investigations and related determinations and charges, which may involve monetary settlements and disciplinary sanctions. In the opinion of management, these actions will not result in any material or adverse effect on the Company's operations or financial position.

During the year ended December 31, 2003 the Company was assessed a $20,000 civil penalty by the New Jersey Bureau of Securities.

8. Litigation

During the year ended December 31, 2003, the Company was served with a Complaint filed in the Circuit Court of Cook County, Illinois. The Complaint names two defendants individually and doing business under the name of the Company, and alleges breach of contract for consulting services performed on behalf of the Company. The complaint seeks a total of $18,015.75 for services rendered. The Company filed a Motion to Dismiss the Complaint on the basis that the services performed by the plaintiff were actually performed on behalf of another company that has a working relationship with the Company. The Motion was granted in part, but the plaintiff was granted the opportunity to file an Amended Complaint that was filed on February 4, 2004. The Company has until March 3, 2004 to answer or otherwise plead to the Amended Complaint. The Company intends to file a Motion to Dismiss the Amended Complaint on the same basis as the original Motion to Dismiss the Complaint, as stated above, and its legal counsel has indicated that if the Motion to Dismiss the Amended Complaint is denied, an out of court settlement will most likely be reached in an amount that is less than the amount claimed by the plaintiff. Management believes the claim is without merit and, accordingly, no provision has been made in the financial statements for any loss that may result from the Complaint.

Additionally, during the year ended December 31, 2003, the Company was served a Counterclaim filed in the Circuit Court of Cook County, Illinois. The Counterclaim names the Company and an affiliate, and alleges breach of contract of the agreement for the purchase of the counter-plaintiff, tortuous interference for inducing clients of the counter-plaintiff to breach of contracts, and conversion of property belonging to the counter-plaintiff. The Company's legal counsel assesses the Company's exposure to be no more than $2,500,000. Management believes that the Counterclaim is without merit and, accordingly, no provision has been made in the financial statements for any loss that may result from the Counterclaim. In the event that the Company is required to pay the Counterclaim, absent additional capital contributions or future earnings, substantial doubt would be raised about the Company's ability to continue as a going concern.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **CHICAGO INVESTMENT GROUP OF ILLINOIS, LLC** as of **December 31, 2003**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)					$ 259,749	[3480]
2.	Deduct: Ownership equity not allowable for net capital						[3490]
3.	Total ownership equity qualified for net capital					$ 259,749	[3500]
4.	Add:						
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital						[3520]
	B. Other (deductions) or allowable subordinated liabilities						[3525]
5.	Total capital and allowable subordinated liabilities					$ 259,749	[3530]
6.	Deductions and/or charges:						
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below)			$ 91,920	[3540]		
	1. Additional charges for customers' and non-customers' security accounts				[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts				[3560]		
	B. Aged fail-to-deliver				[3570]		
	1. Number of items		[3450]				
	C. Aged short security differences- less reserved of		[3460]		[3580]		
	2. Number of items		[3470]				
	D. Secured demand note deficiency				[3590]		
	E. Commodity futures contract and spot commodities proprietary capital charges				[3600]		
	F. Other deductions and/or charges				[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)				[3615]		
	H. Total deduction and/or charges					$ (91,920)	[3620]
7.	Other additions and/or allowable credits (List)						[3630]
8.	Net Capital before haircuts on securities positions					$ 167,829	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):						
	A. Contractual securities commitments				[3660]		
	B. Subordinated securities borrowings				[3670]		
	C. Trading and Investment securities						
	1. Bankers' acceptance, certificates of deposit, and commercial paper				[3680]		
	2. U.S. and Canadian government obligations				[3690]		
	3. State and municipal government obligations				[3700]		
	4. Corporate obligations				[3710]		
	5. Stocks and warrants				[3720]		
	6. Options				[3730]		
	7. Arbitrage				[3732]		
	8. Other securities			$ 2,512	[3734]		
	D. Undue concentration				[3650]		
	E. Other-Money market fund				[3736]	$ (2,512)	[374
10.	Net Capital					$ 165,317 OMIT PENNIES	[375

Non- Allowable Assets (line 6A)

Fixed assets	$ 4,554
Other assets	87,366
	$ 91,920

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **CHICAGO INVESTMENT GROUP OF ILLINOIS, LLC** as of **December 31, 2003**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)			$ 7,921	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)			$ 100,000	[3760]
14.	Excess net capital (line 10 less 13)			$ 65,317	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)			$ 153,435	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 118,817	[3790]
17.	Add:				
	A. Drafts for immediate credit		[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]		
	C. Other unrecorded amounts (List)		[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				[3838]
19.	Total aggregate indebtedness			$ 118,817	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 – by line 10)			72%	[3850]
21.	Percentage of aggregate indebtedness to net capital <u>after</u> anticipated capital withdrawals (line 19- by line 10 less item 4880 page 11)			72%	[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		[3880]
24.	Net capital requirement (greater of line 22 or 23)		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)		[3851]
27.	Percentage of Net Capital, <u>after</u> anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)		[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000		[3920]

OTHER RATIOS

Part C

29.	Percentage of debit to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate indebtedness** *or* **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

CHICAGO INVESTMENT GROUP OF ILLINOIS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 as of December 31, 2003

The Company did not handle any customer cash or securities during the period ended December 31, 2003 and does not have any customer accounts.

CHICAGO INVESTMENT GROUP OF ILLINOIS, LLC

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 as of December 31, 2003

The Company did not handle any proprietary accounts of introducing brokers during the period ended December 31, 2003 and does not have any PAIB accounts.

CHICAGO INVESTMENT GROUP OF ILLINOIS, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 as of December 31, 2003

The Company did not handle any customer cash or securities during the period ended December 31, 2003 and does not have any customer accounts.

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of
Chicago Investment Group of Illinois, LLC

In planning and performing our audit of the statement of financial condition of Chicago Investment Group of Illinois, LLC (the "Company") as of December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following regarding the accounting system and its operation that we considered to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the statement of financial condition of the Company for the year ended December 31, 2003, and this weakness does not affect our report thereon dated February 24, 2004. For the periods ending April 30, 2003 and May 31, 2003, the Company operated below its minimum net capital requirement of $100,000. The failure to maintain the minimum net capital requirement was due primarily to the Company's classification of non-commission related receivables as current, when they should have been classified as non-allowable for net capital purposes. As soon as this problem was discovered, the Company took corrective action to ensure that it was operating in compliance with applicable SEC capital rules.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 24, 2004